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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 RCN Corporation
                                (Name of Company)


                                  Common Stock
                                 $1.00 Par Value
                        (Title of Classes of Securities)


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                                    74936101
                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                              Broomfield, CO 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 3, 2001
             (Date of Event which Requires Filing of this Statement)


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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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

                                  SCHEDULE 13D

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CUSIP No.  74936101

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    1      NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  |X|
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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS

                OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]


                N/A
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH   7  SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                         26,640,970 Common Stock
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                                    8        SHARED VOTING POWER (See Item 5)

                                                            0
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                                    9     SOLE DISPOSITIVE POWER (See Item 5)

                                                         26,640,970 Common Stock
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                                    10     SHARED DISPOSITIVE POWER (See Item 5)

                                                            0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,640,970 Common Stock
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]


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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.43% of Common Stock
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   14      TYPE OF REPORTING PERSON
                CO
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

     The following information amends the Schedule 13D dated April 19, 2001 (the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Company.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows to correct an inadvertent omission:

     (a) and (b) LTDH owns 26,640,970 shares of Common Stock, representing approximately 30.43% of the outstanding Common Stock.

     LTDH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their indirect ownership of LTDH, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

     David C. McCourt is the beneficial owner of 2,767,181 shares of Common Stock representing approximately 3.1% of the shares of the outstanding Common Stock.[1,2] Mr. McCourt has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     James Q. Crowe is the beneficial owner of 16,762 shares of Common Stock representing less than .1% of the outstanding Common Stock.[3] Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     William L Grewcock is the beneficial owner of 300,000 shares of Common Stock representing approximately .34% of the outstanding Common Stock. Mr. Grewcock has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Richard R. Jaros is the beneficial owner of 130,692 shares of Common Stock representing approximately .15% of the outstanding Common Stock.[3] Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Walter Scott, Jr. is the beneficial owner of 1,016,762 shares of Common Stock representing approximately 1.16% of the outstanding Common Stock.[3] Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Michael B. Yanney is the beneficial owner of 25,218 shares of Common Stock representing less than .1% of the outstanding Common Stock.[3] Mr. Yanney has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on March 23, 2001.

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     (1) Includes 149,571 shares which are Share Units under the Company's
Executive Stock Purchase Plan ("ESPP"). The Company has established a grantor trust to hold Common Stock corresponding to the number of Share Units credited to participants' accounts in the ESPP. Participants do not have the right to vote Share Units, provided that the Company may, but is not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote a number of shares held by the grantor trust corresponding to the number of Share Units credited to the participants' matching account.

     (2) Includes options to purchase 1,737,500 shares of Common Stock exercisable within 60 days after of this March 23, 2001. Does not include 400,000 outperform stock options exercisable within 60 days after March 23, 2001, as no shares of Common Stock would be issuable as of March 23, 2001 in respect of such outperform stock options. None of these options has been exercised.

     (3) Includes options to purchase 12,000 shares of Common Stock exercisable within 60 days after March 23, 2001. None of these options has been exercised.

     Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(c) On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer from LTTH to LTDH of all the shares of Common Stock LTTH owned (26,640,970 shares) plus all the shares of capital stock of Commonwealth Telephone Enterprises, Inc. LTTH owned (9,639,326 shares of common stock and 1,017,061 shares of Class B common stock) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of LDTH.

        On February 21, 2001, Mr. McCourt was issued 238,806 shares of restricted stock by the Company in lieu of a cash bonus. The restricted stock will vest in increments of one-third over the next three years.

     On March 22, 2001, Mr. Grewcock purchased 70,000 shares of Common Stock in an open market transaction.

     Except as described above, no transactions in the Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 7.  Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 4, 2001



                              LEVEL 3 DELAWARE HOLDINGS, INC.

                              By: /s/ Neil Eckstein
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                              Name:   Neil Eckstein
                               Title:  Vice President